EXHIBIT I

PRESS RELEASE

BLACK DIAMOND ANNOUNCES INTENT TO VOTE “AGAINST” CPSS EQUITY INCENTIVE PLAN
ST. THOMAS, USVI — November 12, 2025—Black Diamond Capital Management today announced that one of its affiliates, the largest common stockholder of Consumer Portfolio Services, Inc. (the “Company”), intends to vote AGAINST the Company’s proposal to approve its 2025 Equity Incentive Plan (Proposal #4) at the Company’s upcoming annual meeting of stockholders.  Steve Deckoff, the founder of Black Diamond and a member of the Company’s Board of Directors since 2022, released the following statement, speaking in his capacity as founder of Black Diamond and not on behalf of the Board, explaining the reasons for Black Diamond’s vote:
Consumer Portfolio Services has not been performing well.  As of November 10, 2025, CPS’s stock has declined approximately 20% year to date, while the S&P 500 has gained approximately 16% according to Bloomberg.  The stock was trading at approximately 65% of book value, reflecting shareholder concerns regarding the Company’s ability to earn an attractive return on capital.  In our view, now is not the time to adopt a new equity plan that would further increase potential dilution and risk entrenching management.
According to the Company’s proxy statement filed with the SEC October 28, 2025, there were stock options outstanding on 6,227,631 common shares under the 2006 Equity Plan, representing approximately 28.2% of the outstanding common shares.  The number of outstanding options is, in our view, excessive for any company and materially higher than the Company’s peer group.  Thus, it is no surprise that a leading proxy advisory firm, Institutional Shareholder Services (ISS), recommended shareholders vote AGAINST this proposal.  Amongst the many reasons ISS provided, it cited excessive dilution as the “overriding factor” in its analysis.
We do not agree with the Company’s reasons for supporting the 2025 Equity Incentive Plan as stated in its proxy.  In our view, the Company has not used the plan responsibly, the number of shares available under the proposed plan is not reasonable, and the Company’s compensation practices are not aligned with similarly situated companies.
Consumer Portfolio Services’ CEO owns approximately 17.8% of the company’s common shares, and according to the proxy statement, owned options to acquire another 2.19 million shares as of the end of 2024, representing another 9.9% of the Company’s common shares.  The CEO has historically been by far the largest recipient of Option Awards under the previous Equity Incentive Plan, and we believe it can be assumed this time will be no different.  We believe allowing the CEO to further increase his shareholdings through this plan would have the effect of entrenching management at a time of continued underperformance.  This is not appropriate in our view.
For these reasons, we believe the Board of Directors should not have approved this proposal, and we intend to vote AGAINST it.
THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

Contact:
Black Diamond Legal Department
Office: +1 (203) 552-0888
Email: legal@bdcm.com
2187 Atlantic Street, 9th Floor
Stamford, CT 06902